                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A
                                 (RULE 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

 PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

Filed by the Registrant /_/

Filed by a Party other than the Registrant /X/

Check the appropriate box:

     /X/  Preliminary Proxy Statement

     /_/  Confidential, for Use of the Commission Only (as permitted by Rule
          14a-6(e)(2))

     /_/  Definitive Proxy Statement

     /_/  Definitive Additional Materials

     /_/  Soliciting Material Under Rule 14a-12

                             RURAL/METRO CORPORATION
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                        ACCIPITER LIFE SCIENCES FUND, LP
                       ACCIPITER LIFE SCIENCES FUND II, LP
                  ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
                ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.
                    ACCIPITER LIFE SCIENCES FUND II (QP), LP
                              CANDENS CAPITAL, LLC
                        ACCIPITER CAPITAL MANAGEMENT, LLC
                                  GABE HOFFMAN
                                 NICOLE VIGLUCCI
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    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

     Payment of Filing Fee (Check the appropriate box):

     /X/  No fee required.

     /_/  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and
          0-11.

     (1)  Title of each class of securities to which transaction applies:

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     (2)  Aggregate number of securities to which transaction applies:

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     (3)  Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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     (4)  Proposed maximum aggregate value of transaction:

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     (5)  Total fee paid:

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     /_/  Fee paid previously with preliminary materials:

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     /_/  Check box if any part of the fee is offset as provided by Exchange Act
Rule  0-11(a)(2)  and identify the filing for which the  offsetting fee was paid previously.  Identify the previous filing by registration  statement  number, or the form or schedule and the date of its filing.

     (1)  Amount previously paid:

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     (2)  Form, Schedule or Registration Statement No.:

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     (3)  Filing Party:

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     (4)  Date Filed:

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED OCTOBER 25, 2006

                        ACCIPITER LIFE SCIENCES FUND, LP

                                October __, 2006

Dear Fellow Stockholder:

         Accipiter Life Sciences Fund, LP ("Accipiter Life Sciences" or "we") is
the beneficial owner of an aggregate of 443,536 shares of Common Stock of
Rural/Metro Corporation ("Rural" or the "Company"), representing approximately
1.8% of the outstanding Common Stock of the Company. Accipiter Life Sciences
does not believe that the current Board of Directors of the Company is acting in your best interests as discussed in further detail in the attached Proxy
Statement. Accipiter is therefore seeking your support at the annual meeting of stockholders (the "Annual Meeting") scheduled to be held at 9221 East Via de
Ventura, Scottsdale, Arizona 85258, on Friday, December 1, 2006, at 3:00 p.m.
(local time) for the following:

         1.       To elect Accipiter Life Sciences' slate of nominees to the
                  Board of Directors to serve as Class III directors, and

         2.       To adopt a proposal recommended by the Board of Directors of the Company and included in the Company's proxy statement to ratify the appointment of PricewaterhouseCoopers LLP as the
                  Company's independent registered public accounting firm for the fiscal year ending on June 30, 2007.

         We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today. The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about October __, 2006.

         If you have already voted for the incumbent management slate you have every right to change your votes by either voting in person at the Annual
Meeting or by signing, dating and returning a later dated proxy card either directly to Accipiter Life Sciences in care of MacKenzie Partners, Inc. at the address set forth on the following page, or to Rural with a photostatic copy to
Accipiter Life Sciences in care of MacKenzie Partners, Inc. at the address set forth on the following page.

         If you have any questions or require any assistance with your vote, please contact MacKenzie Partners, Inc., which is assisting us, at their address and toll-free numbers listed on the following page.

                                            Thank you for your support,

                                            Gabe Hoffman
                                            Accipiter Life Sciences Fund, LP

--------------------------------------------------------------------------------

  IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR GOLD PROXY CARD,
                 OR NEED ADDITIONAL COPIES OF ACCIPITER'S PROXY
                MATERIALS, PLEASE CALL MACKENZIE PARTNERS AT THE
                           PHONE NUMBERS LISTED BELOW.

                                    MACKENZIE
                                 PARTNERS, INC.
                               105 Madison Avenue
                               New York, NY 10016
                           proxy@mackenziepartners.com
                          (212) 929-5500 (Call Collect)
                                       or
                            TOLL-FREE (800) 322-2885

--------------------------------------------------------------------------------

                                      -2-

                     PRELIMINARY COPY SUBJECT TO COMPLETION

                         ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                             RURAL/METRO CORPORATION

                            -------------------------

                                 PROXY STATEMENT
                                       OF
                        ACCIPITER LIFE SCIENCES FUND, LP

                            -------------------------

          PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

         Accipiter Life Sciences Fund, LP, a Delaware limited partnership
("Accipiter Life Sciences" or "we"), is a significant stockholder of Rural/Metro
Corporation, a Delaware corporation ("Rural" or the "Company"). We are writing to you in connection with the election of two nominees to the board of directors of Rural (the "Rural Board") at the annual meeting of stockholders scheduled to be held at 9221 East Via de Ventura, Scottsdale, Arizona 85258, on Friday,
December 1, 2006, at 3:00 p.m. (local time), including any adjournments or postponements thereof and any meeting that may be called in lieu thereof (the
"Annual Meeting"). This proxy statement (the "Proxy Statement") and the enclosed
GOLD proxy card are first being furnished to stockholders on or about October
_____, 2006.

         This Proxy Statement and the enclosed GOLD proxy card are being furnished to stockholders of Rural by Accipiter Life Sciences in connection with the solicitation of proxies from Rural's stockholders for the following:

         1.       To elect Accipiter Life Sciences' director nominees, Gabe
                  Hoffman and Nicole Viglucci (the "Nominees"), to serve as
                  Class III directors of the Company, in opposition to Rural's incumbent directors whose terms expire at the Annual Meeting,
                  and

         2.       To adopt a proposal recommended by the Rural Board and
                  included in the Company's proxy statement to ratify the
                  appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2007.

         Accipiter Life Sciences, Accipiter Life Sciences Fund II, LP, ("ALSF
II"), Accipiter Life Sciences Fund (Offshore), Ltd. ("ALSF Offshore"), Accipiter
Life Sciences Fund II (Offshore), Ltd. ("ALSF II Offshore"), Accipiter Life
Sciences Fund II (QP), LP ("ALSF II QP"), Accipiter Capital Management, LLC
("Accipiter Management") and Candens Capital, LLC ("Candens") and the Nominees
are members of a group (the "Accipiter Group") formed in connection with this proxy solicitation and are deemed participants in this proxy solicitation.

         Rural has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as October 17, 2006 (the "Record
Date"). The mailing address of the principal executive offices of Rural is 9221
East Via de Ventura, Scottsdale, Arizona 85258. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual
Meeting. According to Rural, as of the Record Date, there were 24,566,547 shares of common stock, $.01 par value per share (the "Shares"), outstanding and entitled to vote at the Annual Meeting. As of the Record Date, Accipiter Life
Sciences, along with all of the participants in this solicitation, were the beneficial owners of an aggregate of 1,888,752 shares of common stock, which represents approximately 7.7% of the voting securities outstanding (based on the
Company's proxy statement). The Accipiter Group intends to vote such Shares for the election of the Nominees and the ratification of the appointment of
PricewaterhouseCoopers LLP as described herein.

THIS SOLICITATION IS BEING MADE BY ACCIPITER LIFE SCIENCES AND NOT ON BEHALF OF
THE BOARD OF DIRECTORS OR MANAGEMENT OF RURAL. ACCIPITER LIFE SCIENCES IS NOT
AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING. SHOULD OTHER
MATTERS, WHICH ACCIPITER LIFE SCIENCES IS NOT AWARE OF A REASONABLE TIME BEFORE
THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS
PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR
DISCRETION.

ACCIPITER LIFE SCIENCES URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD
IN FAVOR OF THE ELECTION OF ITS NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY RURAL MANAGEMENT TO THE
COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF ACCIPITER LIFE
SCIENCES' NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY
CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE
REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE
OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO ACCIPITER LIFE
SCIENCES, C/O MACKENZIE PARTNERS, INC. WHICH IS ASSISTING IN THIS SOLICITATION,
OR TO THE SECRETARY OF RURAL, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

                                      -2-

IMPORTANT

         YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. ACCIPITER
URGES YOU TO SIGN, DATE, AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY TO VOTE
FOR THE ELECTION OF ACCIPITER LIFE SCIENCES' NOMINEES AND FOR THE ADOPTION OF
THE OTHER PROPOSAL DESCRIBED HEREIN.

o        If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to Accipiter Life Sciences,
         c/o Mackenzie Partners, Inc., in the enclosed envelope today.

o        If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such Shares and only upon receipt of your specific instructions.
         Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the GOLD proxy card.
         Accipiter Life Sciences urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to Accipiter Life Sciences, c/o Mackenzie
         Partners, Inc., who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this
         Proxy Statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.

                   YOU MAY ALSO VOTE BY TELEPHONE OR INTERNET.

       AS THERE IS NOT MUCH TIME UNTIL THE ANNUAL MEETING, PLEASE CONTACT
MACKENZIE PARTNERS FOR ASSISTANCE IN VOTING YOUR SHARES BY TELEPHONE OR INTERNET.

                                    MACKENZIE
                                 PARTNERS, INC.

                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                           proxy@mackenziepartners.com

                                       or
                          CALL TOLL FREE (800) 322-2885

                                      -3-

                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

         The Rural Board is currently composed of seven directors divided into three classes serving staggered three-year terms. The terms of two Class III directors of the Rural Board - Cor J. Clement, Sr. and Henry G. Walker - expire at the Annual Meeting. Accipiter is seeking your support at the Annual Meeting to elect its Nominees in opposition to Rural's director nominees.

     REASONS WHY THE ACCIPITER GROUP IS CHALLENGING THE INCUMBENT DIRECTORS

         The Accipiter Group has been a long-term investor in Rural since July
2005 and is currently the beneficial owner of 1,888,752 Shares, representing approximately 7.7% of the issued and outstanding voting securities. We believe the election of the Nominees represents the best means for Rural to enhance the value for all of its stockholders. As stockholders of Rural, we have a vested interest in enhancing the value of the Shares.

         Our nominees would recommend that the Company put to a stockholder vote
(1) the de-classification of the Rural Board (a classified board typically results in an 8% to 10% loss of value in companies targeted for acquisition by an uninvited suitor according to a 2002 study by Harvard Law School professors
Lucian Bebchuk, John Coates and Guhan Subramanian) and (2) the elimination of the stockholders' supermajority voting requirements for certain amendments to its certificate of incorporation and bylaws. Our nominees would also advocate that the Rural Board redeem or terminate its poison pill. Our nominees would also focus on overseeing the management of the Company for optimal profitability. Our nominees would recommend hiring an investment banking firm to assist in the review of all strategic alternatives available to the Company to maximize stockholder value. By working to enact these corporate governance reforms and by advocating a review of all strategic alternatives, our nominees will use their best efforts to enhance stockholder value.

         The Accipiter Group has previously expressed its concerns to Rural, in correspondence and telephone conferences, with respect to what we believe to be a failure on the part of Rural to provide financial guidance to Rural's stockholders and the threat of dilution to existing stockholders due to the
Company's filing of a shelf registration statement in February 2006. We believe that Rural's unwillingness to provide financial guidance to its stockholders and its shelf registration statement have adversely affected the price of its common stock as stockholders did not have the benefit of any Company insight regarding its future expectations. The price of the Shares decreased by more than 7%
between the filing of the shelf registration statement and October 16, 2006, the day before we first filed our preliminary proxy statement. During this period, the Company reported an 8.5% increase in revenues and a 31% increase in operating income for the nine months ended June 30, 2006.

         The Company has nominated for re-election two incumbent directors.
Rural also has in place significant protective measures that we believe should be removed. We believe that change is needed at the Company. On August 30, 2006,
Accipiter Life Sciences delivered to Rural a notice nominating the Nominees for election to the Rural Board at the Annual Meeting.

         Our Nominees have extensive experience in the healthcare industry as well as in private and public investment and business management. If elected to the Rural Board, the Nominees will use their best efforts to improve the
Company's relationship with its stockholders and implement the corporate governance reforms described above while exploring alternatives to maximize stockholder value. Accipiter Life Sciences believes that the Company would be an attractive acquisition candidate for either a strategic or financial acquirer if the many anti-takeover measures put in place by the Rural Board were removed. We believe the Shares are undervalued as they trade at just 6.5 times our projected
EBITDA for the 2007 calendar year based on the Company's recent SEC filings, whereas the healthcare industry trades at an average of 8.7 times EBITDA. As such, our nominees would recommend removing these takeover defenses and engaging an investment banking firm to evaluate all strategic alternatives to enhance stockholder value.

         There can be no assurance that the actions our Nominees intend to take as described herein will be implemented if they are elected or that the election of our Nominees will improve the Company's business or otherwise enhance stockholder value. Your vote to elect the Nominees does not constitute a vote in favor of our value enhancing plans for Rural. If successful, your vote to elect

                                      -4-

the Nominees will result in replacing two incumbent directors of Rural with our
Nominees. If elected, the Nominees will represent a minority of the members of the Rural Board.

    RURAL SHOULD PROMPTLY EXPLORE ALTERNATIVES TO MAXIMIZE STOCKHOLDER VALUE

         We believe the election of the Nominees represents the best means for stockholders to have the ability to maximize the present value of their Shares for the reasons set forth in this proxy statement. If elected, the Nominees will, subject to their fiduciary duties, explore all available alternatives to maximize stockholder value including (i) selling the entire company by means of a merger, tender offer or otherwise or (ii) divesting assets of the Company on a tax efficient basis. Additionally, if elected, the Nominees will recommend that
Rural retain a nationally recognized investment banking firm to assist in the review and implementation of the alternatives that the Nominees believe will maximize stockholder value for all of the Company's stockholders.

         We wish to provide the stockholders, the true owners of Rural, with the opportunity to elect directors that are unaffiliated with the existing Rural
Board. If both are elected, the Nominees will constitute a minority of the current seven-member Rural Board. Your vote to elect the Nominees does not constitute a vote in favor of our value enhancing plans including pursuing a sale of Rural to the highest bidder. If the Nominees are elected to the Rural
Board and a transaction involving the sale of Rural is proposed by the Board, stockholders will have an opportunity to vote on such transaction to the extent required by law.

                                      -5-

THE NOMINEES

         The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the
Nominees. This information has been furnished to Accipiter Life Sciences by the
Nominees. The Nominees are citizens of the United States of America.

         GABE HOFFMAN (AGE 29) currently serves as the managing member of
Candens, which in turn is the general partner of each of Accipiter Life
Sciences, ALSF II and ALSF II QP. Mr. Hoffman is also the managing member of
Accipiter Management, which in turn is the investment manager of ALSF Offshore and ALSF II Offshore. Mr. Hoffman has served in these capacities since he founded Candens and Accipiter Management in October 2002. From April 1999
through March 2002, he was employed by Welch Capital Partners, a New York based investment partnership. At Welch Capital Partners, he was co-manager of the
Welch Life Sciences Fund from its inception in May 2000 through March 2002. From
April 1999 through May 2000, Mr. Hoffman was the healthcare analyst at Welch
Capital Partners. The principal business address of Mr. Hoffman is c/o Accipiter
Capital Management, LLC, 399 Park Avenue, 38th Floor, New York, New York 10022.
By virtue of his positions with Candens and Accipiter Management, Mr. Hoffman has the power to vote and dispose of the 1,888,752 shares of Common Stock owned by the Accipiter Group. Accordingly, Mr. Hoffman may be deemed to be the beneficial owner of the 1,888,752 shares of common stock owned by the Accipiter
Group.

         NICOLE VIGLUCCI (AGE 31) currently serves as a healthcare analyst at
Accipiter Capital Management, LLC, a private investment management firm. She has served in that capacity since July 2005. From April 2002 to March 2005, she served as an analyst at JL Advisors, LLC, a private investment firm. From May
2000 to April 2002 she served as an associate at The Carlyle Group, a private global investment firm that originates, structures and acts as lead equity investor in management-led buyouts, strategic minority equity investments, equity private placements, consolidations and buildups, and growth capital financings. The principal business address of Ms. Viglucci is c/o Accipiter
Capital Management, LLC, 399 Park Avenue, 38th Floor, New York, New York 10022.
Ms. Viglucci does not beneficially own, and has not purchased or sold during the past two years, any securities of Rural and disclaims beneficial ownership of the shares of common stock owned by the Accipiter Group.

         The Nominees will not receive any compensation from Accipiter Life
Sciences for their services as directors of Rural. Other than as stated herein, there are no arrangements or understandings between Accipiter Life Sciences and any of the Nominees or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of the
Nominees to be named in this Proxy Statement and to serve as a director of Rural if elected as such at the Annual Meeting. None of the Nominees is a party adverse to Rural or any of its subsidiaries or has a material interest adverse to Rural or any of its subsidiaries in any material pending legal proceedings.

         Accipiter Life Sciences does not expect that the Nominees will be unable to stand for election, but, in the event that such persons are unable to serve or for good cause will not serve, the Shares represented by the enclosed
GOLD proxy card will be voted for substitute nominees. In addition, Accipiter

                                      -6-

Life Sciences reserves the right to nominate substitute persons if Rural makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the
Nominees. In any such case, Shares represented by the enclosed GOLD proxy card will be voted for such substitute nominees. Accipiter Life Sciences reserves the right to nominate additional persons if Rural increases the size of the Rural
Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Accipiter Life
Sciences that any attempt to increase the size of the current Rural Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of Rural's corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD
PROXY CARD.

                                      -7-

                                 PROPOSAL NO. 2

               RURAL PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

         As discussed in further detail in Rural's proxy statement, prior to the
Annual Meeting, Rural's Audit Committee selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2007. PricewaterhouseCoopers LLP served as the Company's independent registered public accounting firm for the fiscal year ending June
30, 2006. Rural is asking stockholders to ratify the appointment of
PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending June 30, 2007.

ACCIPITER LIFE SCIENCES DOES NOT OBJECT TO THE RATIFICATION OF THE APPOINTMENT
OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2007.

VOTING AND PROXY PROCEDURES

         Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote.
Stockholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Stockholders of record on the Record Date will retain their voting rights in connection with the
Annual Meeting even if they sell such Shares after the Record Date. Based on publicly available information, Accipiter Life Sciences believes that the only outstanding class of securities of Rural entitled to vote at the Annual Meeting is the common stock.

         Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Rural Board and FOR the ratification of the appointment of PricewaterhouseCoopers LLP, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

         We are asking you to elect our Nominees and adopt the proposals described in this Proxy Statement. The enclosed GOLD proxy card may only be voted for our Nominees and does not confer voting power with respect to Rural's nominees. Accordingly, you will not have the opportunity to vote for any of
Rural's nominees. You can only vote for Rural's nominees by signing and returning a proxy card provided by Rural. Stockholders should refer to Rural's proxy statement for the names, backgrounds, qualifications and other information concerning the Company's nominees. The participants in this solicitation intend to vote all of their Shares in favor of the Nominees and the ratification of the appointment of PricewaterhouseCoopers LLP and will not vote their shares in favor of any of Rural's nominees.

QUORUM

         In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies. A quorum consists of a majority of the Shares outstanding on the Record Date. All Shares that are voted

                                      -8-

"FOR", "AGAINST" or "ABSTAIN" (or "WITHHOLD" in the case of election of directors) on any matter will count for purposes of establishing a quorum and will be treated as Shares entitled to vote at the Annual Meeting (the "Votes
Present").

VOTES REQUIRED FOR APPROVAL

         ELECTION OF DIRECTORS. A plurality of the total votes cast ("Votes
Cast") by holders of the Shares for the Nominees is required for the election of directors, and the two nominees who receive the most votes will be elected
(assuming a quorum is present). A vote to "WITHHOLD" for any nominee for director will be counted for purposes of determining the Votes Present, but will have no other effect on the outcome of the vote on the election of directors. A stockholder may cast such votes for the Nominees either by so marking the ballot at the Annual Meeting or by specific voting instructions sent with a signed proxy to either Accipiter Life Sciences in care of Mackenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement or to Rural at
9221 East Via de Ventura, Scottsdale, Arizona 85258 or any other address provided by Rural.

         RATIFICATION OF APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP. The
affirmative vote of a majority of the Votes Present is required in order to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June
30, 2007.

ABSTENTIONS AND BROKER NON-VOTES

         Abstentions and broker non-votes will count as Votes Present for the purpose of determining whether a quorum is present. Abstentions and broker non-votes will not be counted as Votes Cast in the election of directors.
Abstentions will have the effect of a vote against the proposal to ratify the appointment of PricewaterhouseCoopers LLP. Broker non-votes will have no effect on the proposal to ratify the appointment of PricewaterhouseCoopers LLP.

         The term "broker non-vote" refers to shares held in street name that are not voted with respect to a particular matter, generally because the beneficial owner did not give any instructions to the broker as to how to vote such shares on that matter, and the broker is not permitted under applicable rules to vote such shares in its discretion because of the subject matter of the proposal, but whose shares are present on at least one matter.

                                      -9-

REVOCATION OF PROXIES

         Stockholders of Rural may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to
Accipiter Life Sciences in care of Mackenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement or to Rural at 9221 East Via de
Ventura, Scottsdale, Arizona 85258 or any other address provided by the Company.
Although a revocation is effective if delivered to Rural, Accipiter Life
Sciences requests that either the original or photostatic copies of all revocations be mailed to Accipiter Life Sciences in care of Mackenzie Partners,
Inc. at the address set forth on the back cover of this Proxy Statement so that
Accipiter Life Sciences will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares. Additionally, Mackenzie
Partners, Inc. may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the
Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE RURAL BOARD, PLEASE
SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID
ENVELOPE PROVIDED.

                             SOLICITATION OF PROXIES

         The solicitation of proxies pursuant to this Proxy Statement is being made by Accipiter Life Sciences. Proxies may be solicited by mail, facsimile, telephone, telegraph, in person and by advertisements. Accipiter Life Sciences will not solicit proxies via the Internet.

         Accipiter Life Sciences has entered into an agreement with Mackenzie
Partners, Inc. for solicitation and advisory services in connection with this solicitation, for which Mackenzie Partners, Inc. will receive a fee not to exceed $125,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Mackenzie
Partners, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Accipiter Life Sciences has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. Accipiter Life Sciences will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that
Mackenzie Partners, Inc. will employ approximately 25 persons to solicit Rural's stockholders for the Annual Meeting.

         The entire expense of soliciting proxies is being borne by Accipiter
Life Sciences pursuant to the terms of the Joint Filing and Solicitation
Agreement discussed below. Accipiter Life Sciences does not intend to seek reimbursement from Rural of expenses incurred in connection with this solicitation. Costs of this solicitation of proxies are currently estimated to be approximately $250,000. Accipiter Life Sciences estimates that through the date hereof, its expenses in connection with this solicitation are approximately
$25,000.

                                      -10-

                          OTHER PARTICIPANT INFORMATION

         Each member of the Accipiter Group is a participant in this solicitation. Gabe Hoffman is the managing member of Candens, which in turn is the general partner of each of Accipiter Life Sciences, ALSF II and ALSF II QP.
Mr. Hoffman is also the managing member of Accipiter Management, which in turn is the investment manager of ALSF Offshore and ALSF II Offshore. The principal business of Mr. Hoffman is serving as the managing member of Candens and
Accipiter Management. The principal business of Candens is serving as the general partner of Accipiter Life Sciences, ALSF II and ALSF II QP. The
principal business of Accipiter Management is serving as the investment manager of ALSF Offshore and ALSF II Offshore. The principal business of Accipiter Life
Sciences, ALSF II, ALSF II QP, ALSF Offshore and ALSF II Offshore is investing in securities. The principal business address of Mr. Hoffman, Accipiter Life
Sciences, Candens, Accipiter Management, ALSF II and ALSF II QP is 399 Park
Avenue, 38th Floor, New York, New York 10022. The principal business address of
ALSF Offshore and ALSF II Offshore is c/o Ogier Fiduciary Services (Cayman)
Limited, Queensgate House, South Church Street, P.O. Box 1234, George Town,
Grand Cayman, Cayman Islands. As of the date hereof, Accipiter Life Sciences,
ALSF II, ALSF Offshore, ALSF II Offshore and ALSF II QP own directly, 443,536
Shares (1,000 Shares of which are held of record), 269,679 Shares, 425,843
Shares, 483,761 Shares and 265,933 Shares, respectively. As the general partner of Accipiter Life Sciences, ALSF II and ALSF II QP, Candens may be deemed to beneficially own the aggregate of 979,148 Shares held by such entities. As the investment manager of ALSF Offshore and ALSF II Offshore, Accipiter Management
may be deemed to beneficially own the aggregate of the 909,604 Shares held by such entities. As the managing member of Candens and Accipiter Management, Mr.
Hoffman may be deemed to beneficially own the aggregate of the 1,888,752 Shares held by Accipiter Life Sciences, ALSF II, ALSF II QP, ALSF Offshore and ALSF II
Offshore. Each of Mr. Hoffman, Candens and Accipiter Management disclaims beneficial ownership of the Shares held by the other members of the Accipiter
Group except to the extent of their pecuniary interest therein. For information regarding purchases and sales of securities of Rural during the past two years by the members of the Accipiter Group, see Schedule I.

         On August 30, 2006, Accipiter Life Sciences, ALSF Offshore, ALSF II,
ALSF II Offshore, ALSF II QP, Accipiter Management, Candens, and the Nominees
entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b)
the parties agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Accipiter Life Sciences, to the Rural Board at the Annual Meeting, and (c) Accipiter Life Sciences agreed to bear all expenses incurred in connection with the Accipiter Group's activities, including approved expenses incurred by any of the parties in connection with this solicitation, subject to certain limitations.

         Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of Rural; (iii) no participant in this solicitation owns any securities of Rural that are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of Rural during the past two years; (v) no part of the purchase price or market value of the securities of Rural owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of
Rural, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of Rural; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or

                                      -11-

subsidiary of Rural; (ix) no participant in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of Rural's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Rural or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000; (x) no participant in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by Rural or its affiliates, or with respect to any future transactions to which Rural or any of its affiliates will or may be a party; and
(xi) no person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

         If we do not prevail in this action, any GOLD proxy card returned to
Accipiter Life Sciences or the Company will be counted for purposes of determining whether a quorum is present, but will not be counted for purposes of electing the Nominees.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

OTHER MATTERS

         Accipiter Life Sciences is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Accipiter
Life Sciences is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed
GOLD proxy card will vote on such matters in their discretion.

STOCKHOLDER NOMINATIONS AND PROPOSALS

         According to Rural's proxy statement, any stockholder who intends to present a proposal at the annual meeting of stockholders for the year ending
June 30, 2007 and have it included in the Company's proxy materials for that meeting must deliver the proposal to the Company for their consideration no later than June 30, 2007 and must comply with Rule 14a-8 under the Securities
Exchange Act of 1934, as amended.

         According to Rural's proxy statement, in addition, under the Company's bylaws, certain procedures are provided that a stockholder must follow to introduce an item of business at the annual meeting of stockholders following fiscal year 2007. Under these procedures, a notice setting forth information specified in the bylaws must be received by the Company no later than (i) 60 days prior to the annual meeting if such meeting is held on a day which is within 30 days preceding the anniversary of this year's meeting (December 1,
2006); (ii) 90 days prior to the annual meeting if such meeting is held on or after the anniversary date of this year's meeting (December 1, 2006); or (iii)
if the 2007 annual meeting is held on a date preceding the anniversary of this year's meeting by more than 30 days, on or before the close of business on the
15th day following the date of public disclosure of the date of such meeting.

         According to Rural's proxy statement, pursuant to Rule 14a-4 under the
Securities Exchange Act, the Company intends to retain discretionary authority to vote proxies with respect to stockholder proposals properly presented at the
Annual Meeting, except in circumstances where (i) the Company receives notice of

                                      -12-

the proposed matter prior to the deadline set forth in the Company's bylaws; and
(ii) the proponent complies with the other requirements set forth in Rule 14a-4.

         The information set forth above regarding the procedures for submitting stockholder nominations and proposals for consideration at Rural's 2007 annual meeting of stockholders is based on information contained in the Company's preliminary proxy statement filed with the Securities and Exchange Commission on
October 13, 2006. The incorporation of this information in this Proxy Statement should not be construed as an admission by us that such procedures are legal, valid or binding.

         See Schedule II for information regarding persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the management of
Rural.

         The information concerning Rural contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

                                            ACCIPITER LIFE SCIENCES FUND, LP

                                            OCTOBER __, 2006

                                      -13-

                                   SCHEDULE I

                       TRANSACTIONS IN SECURITIES OF RURAL
                            DURING THE PAST TWO YEARS

              ALL PURCHASES AND SALES WERE MADE IN THE OPEN MARKET.

  Class                           Quantity             Price Per            Date of
of Security                    Purchased/(sold)          Unit ($)         Purchase/sale
-----------                    ----------------          --------         -------------
I. ACCIPITER LIFE SCIENCES FUND, LP
Common Stock                           50                 8.2300           09/25/2006
Common Stock                        7,930                 7.9487           09/18/2006
Common Stock                       41,585                 7.6086           08/24/2006
Common Stock                          588                 7.5061           08/24/2006
Common Stock                          827                 7.4561           08/24/2006
Common Stock                        9,942                 7.3496           08/23/2006
Common Stock                        1,039                 7.2973           08/23/2006
Common Stock                        5,080                 7.3100           08/22/2006
Common Stock                        2,475                 7.3095           08/22/2006
Common Stock                          242                 7.3000           08/22/2006
Common Stock                        1,427                 7.3327           08/22/2006
Common Stock                          347                 7.1117           08/21/2006
Common Stock                        7,341                 7.2273           08/21/2006
Common Stock                        3,689                 7.2030           08/21/2006
Common Stock                          144                 7.2000           08/18/2006
Common Stock                        5,667                 7.3202           08/18/2006
Common Stock                          946                 7.2700           08/18/2006
Common Stock                        4,810                 7.2682           08/18/2006
Common Stock                       28,981                 6.7700           05/16/2006
Common Stock                          734                 7.1223           05/10/2006
Common Stock                       18,963                 7.1891           05/10/2006
Common Stock                       27,266                 7.7800           04/07/2006
Common Stock                        1,826                 7.9203           04/06/2006
Common Stock                        4,654                 7.9747           04/05/2006

                                           I-1

  Class                           Quantity             Price Per            Date of
of Security                    Purchased/(sold)          Unit ($)         Purchase/sale
-----------                    ----------------          --------         -------------
Common Stock                        5,013                 7.9675           04/04/2006
Common Stock                        2,256                 8.0300           04/03/2006
Common Stock                      (13,186)                8.6200           03/01/2006
Common Stock                        3,400                 8.5543           12/21/2005
Common Stock                       75,181                 8.6300           11/30/2005
Common Stock                        5,640                 8.5966           11/25/2005
Common Stock                       33,840                 8.5696           11/22/2005
Common Stock                       11,280                 8.7472           11/21/2005
Common Stock                        4,588                 8.9723           11/10/2005
Common Stock                        1,748                 9.5500           09/13/2005
Common Stock                        6,937                 9.8447           09/12/2005
Common Stock                        6,542                 9.7111           09/09/2005
Common Stock                       38,352                 9.7801           09/09/2005
Common Stock                          508                 9.9500           09/01/2005
Common Stock                        5,132                 9.9828           08/31/2005
Common Stock                        1,227                 9.9600           08/31/2005
Common Stock                        3,102                 9.7042           08/30/2005
Common Stock                        1,748                 9.7250           08/30/2005
Common Stock                          395                 9.4533           08/29/2005
Common Stock                          677                 9.5375           08/29/2005
Common Stock                        7,219                 9.4314           08/26/2005
Common Stock                          790                 9.3250           08/26/2005
Common Stock                       38,352                 9.5403           08/26/2005
Common Stock                          846                 9.4020           08/25/2005
Common Stock                        5,696                 9.3364           08/25/2005
Common Stock                      112,800                 8.8800           08/19/2005
Common Stock                        4,700                 8.8300           08/19/2005
Common Stock                        6,000                 8.7043           08/18/2005
Common Stock                       12,000                 8.6463           08/17/2005
Common Stock                       (2,800)                8.3796           08/16/2005

                                           I-2

  Class                           Quantity             Price Per            Date of
of Security                    Purchased/(sold)          Unit ($)         Purchase/sale
-----------                    ----------------          --------         -------------
Common Stock                        5,000                 8.4311           08/12/2005
Common Stock                        5,702                 8.3467           08/11/2005
Common Stock                        1,805                 8.3769           08/10/2005
Common Stock                       17,935                 8.3697           08/09/2005
Common Stock                       33,084                 8.3924           08/08/2005
Common Stock                       26,816                 8.3003           08/05/2005
Common Stock                       28,224                 8.4226           08/04/2005
Common Stock                       14,683                 8.2986           08/03/2005
Common Stock                        5,190                 8.0725           08/02/2005
Common Stock                        5,015                 7.9879           08/02/2005
Common Stock                        5,639                 8.0800           08/01/2005
Common Stock                        2,425                 7.9895           08/01/2005
Common Stock                        1,749                 7.9203           07/29/2005
Common Stock                        1,072                 7.7550           07/29/2005
Common Stock                        4,343                 7.8530           07/29/2005
Common Stock                        1,861                 7.6688           07/28/2005
Common Stock                       20,868                 7.5300           07/27/2005

II. AFFILIATES OF ACCIPITER LIFE SCIENCES FUND, LP
ACCIPITER LIFE SCIENCES FUND II, LP
Common Stock                          694                 8.3076           09/25/2006
Common Stock                        2,254                 8.3414           09/22/2006
Common Stock                           66                 8.1500           09/22/2006
Common Stock                        4,945                 8.3600           09/22/2006
Common Stock                          968                 8.2355           09/21/2006
Common Stock                        3,747                 8.2024           09/20/2006
Common Stock                        7,054                 8.1021           09/19/2006
Common Stock                       12,309                 7.5286           08/24/2006
Common Stock                          527                 7.4661           08/24/2006
Common Stock                          245                 7.3761           08/24/2006
Common Stock                       37,712                 6.6900           05/16/2006

                                          I-3

  Class                           Quantity             Price Per            Date of
of Security                    Purchased/(sold)          Unit ($)         Purchase/sale
-----------                    ----------------          --------         -------------
Common Stock                        7,152                 7.0423           05/10/2006
Common Stock                       38,758                 7.1091           05/10/2006
Common Stock                       80,666                 7.7000           04/07/2006
Common Stock                        2,365                 7.8403           04/06/2006
Common Stock                        5,725                 7.8947           04/05/2006
Common Stock                        7,014                 7.8875           04/04/2006
Common Stock                        1,271                 7.9900           04/03/2006
Common Stock                          604                 7.8476           03/31/2006
Common Stock                       24,814                 8.6200           03/01/2006
Common Stock                        2,600                 8.5143           12/21/2005

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
Common Stock                           50                 8.2300           09/25/2006
Common Stock                        9,138                 7.9487           09/18/2006
Common Stock                       41,952                 7.5286           08/24/2006
Common Stock                          595                 7.4661           08/24/2006
Common Stock                          835                 7.3761           08/24/2006
Common Stock                       10,058                 7.2696           08/23/2006
Common Stock                        1,052                 7.2773           08/23/2006
Common Stock                        5,140                 7.2300           08/22/2006
Common Stock                        2,623                 7.2295           08/22/2006
Common Stock                          256                 7.2800           08/22/2006
Common Stock                        1,573                 7.2527           08/22/2006
Common Stock                          352                 7.0917           08/21/2006
Common Stock                        6,819                 7.1473           08/21/2006
Common Stock                        3,731                 7.1230           08/21/2006
Common Stock                          146                 7.1800           08/18/2006
Common Stock                        5,733                 7.2264           08/18/2006
Common Stock                          954                 7.1900           08/18/2006
Common Stock                        4,866                 7.1882           08/18/2006
Common Stock                       29,919                 6.6900           05/16/2006

                                          I-4

  Class                           Quantity             Price Per            Date of
of Security                    Purchased/(sold)          Unit ($)         Purchase/sale
-----------                    ----------------          --------         -------------
Common Stock                        5,266                 7.0423           05/10/2006
Common Stock                       14,037                 7.1091           05/10/2006
Common Stock                       25,944                 7.7000           04/07/2006
Common Stock                        1,754                 7.8403           04/06/2006
Common Stock                        4,487                 7.8947           04/05/2006
Common Stock                        4,772                 7.8875           04/04/2006
Common Stock                        6,900                 7.8476           03/31/2006
Common Stock                      (12,334)                8.6200           03/31/2006
Common Stock                        2,700                 8.5143           12/21/2005
Common Stock                       58,119                 8.5500           11/30/2005
Common Stock                        4,360                 8.5166           11/25/2005
Common Stock                       26,160                 8.4996           11/22/2005
Common Stock                        8,720                 8.6672           11/21/2005
Common Stock                        3,546                 8.8923           11/10/2005
Common Stock                        1,352                 9.4500           09/13/2005
Common Stock                        5,363                 9.7647           09/12/2005
Common Stock                        5,058                 9.6711           09/09/2005
Common Stock                       29,648                 9.7001           09/09/2005
Common Stock                          392                 9.9100           09/01/2005
Common Stock                        3,968                 9.8828           08/31/2005
Common Stock                          948                 9.8800           08/31/2005
Common Stock                        2,398                 9.6642           08/30/2005
Common Stock                        1,352                 9.7000           08/30/2005
Common Stock                          305                 9.3933           08/29/2005
Common Stock                          523                 9.4775           08/29/2005
Common Stock                        5,581                 9.3914           08/26/2005
Common Stock                          610                 9.3000           08/26/2005
Common Stock                       29,648                 9.4803           08/26/2005
Common Stock                          654                 9.3620           08/25/2005
Common Stock                        4,404                 9.2364           08/25/2005

                                          I-5

  Class                           Quantity             Price Per            Date of
of Security                    Purchased/(sold)          Unit ($)         Purchase/sale
-----------                    ----------------          --------         -------------
Common Stock                       87,200                 8.8000           08/19/2005
Common Stock                        3,545                 8.7500           08/19/2005
Common Stock                        4,685                 8.6243           08/18/2005
Common Stock                        9,350                 8.5663           08/17/2005
Common Stock                       (2,200)                8.3796           08/16/2005
Common Stock                        3,830                 8.3511           08/12/2005
Common Stock                        4,408                 8.2667           08/11/2005
Common Stock                        1,395                 8.2969           08/10/2005
Common Stock                       13,839                 8.2897           08/09/2005
Common Stock                       25,582                 8.3124           08/08/2005
Common Stock                       20,729                 8.2203           08/05/2005
Common Stock                       21,824                 8.3426           08/04/2005
Common Stock                       11,362                 8.2186           08/03/2005
Common Stock                        4,010                 7.9925           08/02/2005
Common Stock                        3,876                 7.9479           08/02/2005
Common Stock                        4,361                 8.0000           08/01/2005
Common Stock                        1,875                 7.9495           08/01/2005
Common Stock                        1,351                 7.8403           07/29/2005
Common Stock                          828                 7.7150           07/29/2005
Common Stock                        3,357                 7.8130           07/29/2005
Common Stock                        1,439                 7.5888           07/28/2005
Common Stock                       16,132                 7.4500           07/27/2005

ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.
Common Stock                          981                 8.3076           09/25/2006
Common Stock                        3,200                 8.3414           09/22/2006
Common Stock                           94                 8.1500           09/22/2006
Common Stock                        7,022                 8.3600           09/22/2006
Common Stock                        1,369                 8.2355           09/21/2006
Common Stock                        5,299                 8.2024           09/20/2006
Common Stock                        9,978                 8.1021           09/19/2006

                                          I-6

  Class                           Quantity             Price Per            Date of
of Security                    Purchased/(sold)          Unit ($)         Purchase/sale
-----------                    ----------------          --------         -------------
Common Stock                       32,161                 7.9487           09/18/2006
Common Stock                       13,106                 7.6086           08/24/2006
Common Stock                          576                 7.5061           08/24/2006
Common Stock                          261                 7.4561           08/24/2006
Common Stock                        6,454                 7.2746           06/01/2006
Common Stock                        7,875                 7.2567           05/31/2006
Common Stock                       25,387                 6.7700           05/16/2006
Common Stock                        4,718                 7.1223           05/10/2006
Common Stock                       26,082                 7.1891           05/10/2006
Common Stock                        3,383                 7.6790           05/03/2006
Common Stock                       47,854                 7.7800           04/07/2006
Common Stock                        1,403                 7.9203           04/06/2006
Common Stock                        3,383                 7.9747           04/05/2006
Common Stock                        4,162                 7.9675           04/04/2006
Common Stock                        6,773                 8.0300           04/03/2006
Common Stock                        4,596                 7.8876           03/31/2006
Common Stock                            8                 8.6200           03/01/2006

ACCIPITER LIFE SCIENCES FUND II (QP), LP
Common Stock                          425                 8.3076           09/25/2006
Common Stock                        1,382                 8.3414           09/22/2006
Common Stock                           40                 8.1500           09/22/2006
Common Stock                        3,033                 8.3600           09/22/2006
Common Stock                          593                 8.2355           09/21/2006
Common Stock                        2,294                 8.2024           09/20/2006
Common Stock                        4,320                 8.1021           09/19/2006
Common Stock                        6,656                 7.5286           08/24/2006
Common Stock                          285                 7.4661           08/24/2006
Common Stock                          132                 7.3761           08/24/2006
Common Stock                        1,746                 7.1946           06/01/2006
Common Stock                        2,125                 7.1767           05/31/2006

                                          I-7

  Class                           Quantity             Price Per            Date of
of Security                    Purchased/(sold)          Unit ($)         Purchase/sale
-----------                    ----------------          --------         -------------
Common Stock                       11,901                 6.6900           05/16/2006
Common Stock                        2,130                 7.0423           05/10/2006
Common Stock                       12,160                 7.1091           05/10/2006
Common Stock                        1,629                 7.5990           05/03/2006
Common Stock                       22,270                 7.7000           04/07/2006
Common Stock                          652                 7.8403           04/06/2006
Common Stock                        1,575                 7.8947           04/05/2006
Common Stock                        1,939                 7.8875           04/04/2006
Common Stock                          698                 8.6200           03/01/2006

                           ACCIPITER CAPITAL MANAGEMENT, LLC
                           ---------------------------------

                                         NONE

                                 CANDENS CAPITAL, LLC
                                 --------------------

                                         NONE

III. NOMINEES

                                     GABE HOFFMAN
                                     ------------

                                         NONE

                                    NICOLE VIGLUCCI
                                    ---------------

                                         NONE

                                          I-8

                                   SCHEDULE II

          THE FOLLOWING TEXT AND TABLE IS REPRINTED FROM THE COMPANY'S
               REVISED PRELIMINARY PROXY STATEMENT FILED WITH THE
             SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 2006

      SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND OFFICERS

         The following table sets forth certain information with respect to beneficial ownership of our common stock on October 6, 2006 by (i) each director; (ii) the individuals set forth in the Summary Compensation Table under the section entitled "Executive Compensation"; (iii) all of our directors and executive officers as a group; and (iv) each person known by us to be the beneficial owner of more than 5% of our common stock. Unless otherwise indicated, the address of each beneficial owner is c/o Rural/Metro Corporation,
9221 East Via de Ventura, Scottsdale, Arizona 85258.

                                                          Amount
                                                       Beneficially
Name of Beneficial Owner                                Owned (1)            Percent (2)
------------------------                                ---------            -----------

Cor J. Clement, Sr.                                      30,000 (3)               *
Jack E. Brucker                                         511,000 (3)             2.0%
Louis G. Jekel                                          105,963 (4)               *
Henry G. Walker                                          32,500 (3)               *
Mary Anne Carpenter                                      30,000 (3)               *
Robert E. Wilson                                         15,240 (5)               *
Conrad A. Conrad                                          4,000                   *
Kristine B. Ponczak                                      58,750 (3)               *
Kurt M. Krumperman                                       61,760 (3)               *
Barry D. Landon                                         116,403 (3)               *
Michael S. Zarriello (6)                                      0                  --
Executive officers and directors as a group
(13 persons)                                            967,116                 3.9%

5% STOCKHOLDERS:
Epoch Investment Partners, Inc.                       2,539,533 (7)            10.3%
640 Fifth Avenue, 18th Floor
New York, NY 10019

FMR Corp.                                             3,655,249 (8)            14.9%
82 Devonshire Street
Boston, MA 02109

Stadium Capital Management, LLC                       2,742,590 (9)            11.2%
19785 Village Office Court, Suite 101
Bend, OR 97702

                                           II-1

Accipter Group                                        1,888,752 (10)            7.7%
399 Park Avenue, 38th Floor
New York, New York 10022

* Less than 1%

---------------
(1)      Except as indicated, and subject to community property laws when applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)      The percentages shown are calculated based upon 24,556,847 shares of common stock outstanding on October 6, 2006. The number and percentages shown include the shares of common stock actually owned as of October
         6, 2006 and the shares of common stock that the identified person or group had a right to acquire within 60 days after October 6, 2006. In calculating the percentage ownership, shares that the identified person or group had the right to acquire within 60 days after October 6, 2006 are deemed to be outstanding for the purposes of computing the percentage of shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by any other stockholder.

(3)      Includes shares of common stock issuable upon exercise of stock options with respect to the following persons: Mr. Brucker, 406,000 shares; Ms.
         Carpenter, 30,000 shares; Mr. Clement, 30,000 shares; Mr. Landon,
         114,100 shares; Mr. Turner, 30,000 shares; Mr. Walker, 32,500 shares;
         Ms. Ponczak, 58,750 shares; and Mr. Krumperman, 61,750 shares.

(4)      Includes 75,963 shares of common stock, of which 61,124 are held by the
         Louis G. Jekel Trust dated July 25, 1996. Also includes 30,000 shares of common stock issuable upon exercise of stock options.

(5)      Includes 10,610 shares of common stock owned by Mr. Wilson's spouse, for which Mr. Wilson disclaims beneficial ownership.

(6)      On October 2, 2006, we announced that we have agreed to terminate the employment of Mr. Zarriello, effective December 1, 2006.

(7)      Information is based solely on a Schedule 13G, filed on September 6,
         2006 with the SEC by Epoch Investment Partners, Inc.

(8)      Information is based solely on a Schedule 13G, filed on July 11, 2005 with the SEC, which was amended by Amendment No. 1 filed on February
         14, 2006 and was filed jointly by FMR Corp, a parent holding company,
         Edward C. Johnson III, Fidelity Management & Research Company and
         Select Medical Delivery.

                                      II-2

(9)      Information is based solely on a Schedule 13G, filed on September 21,
         2005 with the SEC, which was amended by Amendment No. 1 filed on
         February 13, 2006 and Amendment No. 2 filed on May 11, 2006 and was filed jointly by Stadium Capital Partners, L.P. ("SCP"), Stadium
         Capital Management, LLC, Alexander M. Seaver and Bradley R. Kent
         reporting their beneficial ownership as a group, except SCP which expressly disclaimed membership in a group.

(10)     Information is based solely on a Schedule 13D filed on September 5,
         2006 with the SEC, which was amended by Amendment No. 1 filed on
         October 18, 2006 and was filed jointly by Accipter Life Sciences Fund,
         LP, Accipter Life Sciences Fund, Ltd., Accipter Life Sciences Fund II,
         LP, Accipter Life Sciences Fund II, Ltd., Accipter Life Sciences Fund
         II (QP), LP, Accipter Capital Management, LLC, Candens Capital, LLC,
         Gabe Hoffman and Nicole Viglucci, reporting beneficial ownership as a group. As of October 17, 2006, only Gabe Hoffman beneficially owned more than 5% of the outstanding common stock of the Company.

                                      II-3

                        ACCIPITER LIFE SCIENCES FUND, LP
                          PROXY VOTING INSTRUCTION CARD

         Your vote is important. Casting your vote in one of the three ways described on this instruction card votes all shares of Common Stock of
         Rural/Metro Corporation that you are entitled to vote.

         Please consider the issues discussed in the proxy statement and cast your vote:

         VIA INTERNET

         Accessing the World Wide Web site http://www.cesvote.com and follow the instructions to vote via the internet.

         BY PHONE

         Using a touch-tone telephone to vote by phone toll free from the U.S.
         or Canada. Simply dial 1-888-693-8683 and follow the instructions. When you are finished voting, your vote will be confirmed, and the call will end.

         BY MAIL

         Completing, dating, signing and mailing the GOLD proxy card in the postage-paid envelope included with the proxy statement.

         You can vote by phone or via the internet any time prior to 11:59 p.m.
         Eastern Time, November 30, 2006. You will need the control number printed at the top of this instruction card to vote by phone or via the internet. If you do so, you do not need to mail in your proxy card.

       FOLD AND DETACH HERE IF YOU ARE RETURNING YOUR VOTED PROXY BY MAIL
--------------------------------------------------------------------------------
                     PRELIMINARY COPY SUBJECT TO COMPLETION

                                   GOLD PROXY
                             RURAL/METRO CORPORATION

     THIS PROXY IS SOLICITED ON BEHALF OF ACCIPITER LIFE SCIENCES FUND, LP.

         The undersigned hereby appoints GABE HOFFMAN and NICOLE VIGLUCCI, and each of them, the attorneys and proxies of the undersigned, with full power of substitution, to vote on behalf of the undersigned all the shares of stock of
RURAL/METRO CORPORATION (the "Company"), which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company to be held at East Via de Ventura, Scottsdale, Arizona 85258, on December 1, 2006 at 3:00 P.M. (local time) and at all adjournments or postponements thereof, hereby revoking any proxy heretofore given with respect to such stock.

         THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED
HEREIN AND IN THE DISCRETION OF THE AFOREMENTIONED PROXIES ON ALL OTHER MATTERS
WHICH MAY PROPERLY COME BEFORE THE ANNUAL MEETING AND ANY ADJOURNMENTS OR
POSTPONEMENTS THEREOF. IF NO INSTRUCTION TO THE CONTRARY IS INDICATED, THIS
PROXY WILL BE VOTED FOR ALL NOMINEES FOR DIRECTOR AND FOR ITEM 2.

                  (continued and to be signed on reverse side)

                                   IMPORTANT:
                  PLEASE SIGN, DATE AND RETURN THIS PROXY CARD
                            IN THE ENCLOSED ENVELOPE!

       FOLD AND DETACH HERE IF YOU ARE RETURNING YOUR VOTED PROXY BY MAIL
--------------------------------------------------------------------------------

       ACCIPITER LIFE SCIENCES FUND, LP PLEASE MARK VOTE IN SQUARE IN THE
                      FOLLOWING MANNER USING DARK INK ONLY.

               ACCIPITER LIFE SCIENCES FUND, LP RECOMMENDS A VOTE
                 FOR ALL NOMINEES FOR DIRECTOR AND FOR ITEM 2.

1. ELECTION OF DIRECTORS

     |_|   FOR ALL NOMINEES       |_|   WITHHOLD AUTHORITY
            LISTED BELOW                  TO VOTE FOR
          (EXCEPT AS MARKED               ALL NOMINEES
         TO THE CONTRARY BELOW)           LISTED BELOW

(1) Gabe Hoffman, (2) Nicole Viglucci

(INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ANY
INDIVIDUAL NOMINEE, WRITE THAT NOMINEE'S NAME IN THE SPACE
PROVIDED BELOW.)

Withhold Authority:
-------------------------------------------------------

2. Proposal to ratify the appointment of
PricewaterhouseCoopers LLP as Rural/Metro Corporation's
independent registered public accounting firm for the
fiscal year ending June 30, 2007.

     FOR |_|  AGAINST |_|  ABSTAIN |_|

                                                           I hereby authorize the Company's designated proxies to
                                                           vote, in their discretion, on such other business and
                                                           matters incident to the conduct of the meeting as may
                                                           properly come before the Annual Meeting or any
                                                           adjournments or postponements thereof.

                                                           Date                                            , 2006
                                                                -------------------------------------------

                                                           ------------------------------------------------------
                                                           Signature

                                                           ------------------------------------------------------
                                                           Signature/Title

                                                           Please sign exactly as your name or names appear at the
                                                           left. Please return this proxy in the accompanying
                                                           business reply envelope even if you expect to attend in
                                                           person.